Exhibit 99.1

Zhihu Inc. Reports Unaudited Second Quarter 2023 Financial Results

BEIJING, China, August 23, 2023 — Zhihu Inc. (“Zhihu” or the “Company”) (NYSE: ZH; HKEX: 2390), a leading online content community in China, today announced its unaudited financial results for the quarter ended June 30, 2023.

Second Quarter 2023 Highlights

●	Total revenues were RMB1,044.2 million (US$144.0 million) in the second quarter of 2023, representing a 24.9% increase from the same period of 2022.

●	Net loss was RMB279.1 million (US$38.5 million) in the second quarter of 2023, narrowed by 42.7% from the same period of 2022.

●	Adjusted net loss (non-GAAP)[1] was RMB222.3 million (US$30.7 million) in the second quarter of 2023, narrowed by 49.9% from the same period of 2022.

●	Average monthly active users (MAUs)[2] reached 109.4 million in the second quarter of 2023, up from 105.9 million in the same period of 2022.

●	Average monthly subscribing members[3] reached 14.0 million in the second quarter of 2023, representing a 65.3% increase from the same period of 2022.

“In the second quarter of 2023, we continued to achieve high-quality growth and optimize our operating efficiency,” said Mr. Yuan Zhou, chairman and chief executive officer of Zhihu. “Meanwhile, our dedication to content enrichment encouraged deeper user engagement and inspired our content creators. Bolstered by Zhihu’s prominent brand name and comprehensive product offerings, our paid membership and vocational training businesses continued to grow rapidly. We also remained committed to investing in cutting-edge technology to improve content consumption efficiency and develop new user experiences.”

Mr. Henry Sha, chief financial officer of Zhihu, added, “Our multi-engine business model delivered solid results this quarter with sustainable growth momentum. Our total revenue increased by 24.9% year over year, benefiting from our robust and growing paid membership and vocational training businesses. Our gross margin also expanded further during the quarter, by 6 percentage points year over year to 53.8%, boosted by our effective and ongoing cost control measures. In comparison with the same period last year, our adjusted net loss narrowed by 49.9%. Going forward, we will continue to concentrate on our loss reduction strategy and working to achieve healthy growth.”

Second Quarter 2023 Financial Results

Total revenues were RMB1,044.2 million (US$144.0 million) in the second quarter of 2023, representing a 24.9% increase from RMB836.0 million in the same period of 2022.

Marketing services revenue[4] was RMB412.7 million (US$56.9 million), compared with RMB478.1 million in the same period of 2022. The decrease was primarily due to ongoing refinement of service offerings to strategically focus on margin improvement.

Paid membership revenue was RMB449.1 million (US$61.9 million), representing a 65.6% increase from RMB271.2 million in the same period of 2022. The increase was primarily attributable to the continued growth of our subscribing members, driven by our content enhancements and improved user experience.

Vocational training revenue was RMB144.5 million (US$19.9 million), representing a 213.3% increase from RMB46.1 million in the same period of 2022. The significant increase was primarily attributable to our further enriched online course offerings and the revenue contributions from our recently acquired businesses in the period.

Other revenues were RMB37.9 million (US$5.2 million), compared with RMB40.7 million in the same period of 2022.

Cost of revenues increased by 10.5% to RMB482.1 million (US$66.5 million) from RMB436.4 million in the same period of 2022. The increase was primarily due to the growth of content and operating costs as we continued to enhance our content attractiveness, as well as an increase in payment processing costs driven by our revenue growth, and was partially offset by the decrease in cloud services and bandwidth costs.

Gross profit increased by 40.7% to RMB562.1 million (US$77.5 million) from RMB399.6 million in the same period of 2022. Gross margin expanded to 53.8% from 47.8% in the same period of 2022, primarily attributable to our enhanced monetization efforts and the improvement of cloud services and bandwidth utilization efficiency.

Total operating expenses were RMB889.3 million (US$122.6 million), compared with RMB860.3 million in the same period of 2022.

Selling and marketing expenses increased to RMB540.6 million (US$74.6 million) from RMB532.4 million in the same period of 2022. The slight increase reflects our continued efforts in promoting our product and service offerings.

Research and development expenses increased to RMB236.2 million (US$32.6 million) from RMB223.6 million in the same period of 2022. The increase was primarily attributable to our increased spending in technology innovation.

General and administrative expenses increased to RMB112.5 million (US$15.5 million) from RMB104.3 million in the same period of 2022. The increase was primarily due to increased share-based compensation expenses.

Loss from operations narrowed by 29.0% to RMB327.2 million (US$45.1 million) from RMB460.7 million in the same period of 2022.

Adjusted loss from operations (non-GAAP)[1] narrowed by 35.4% to RMB269.4 million (US$37.2 million) from RMB416.8 million in the same period of 2022.

Net loss narrowed by 42.7% to RMB279.1 million (US$38.5 million) from RMB487.0 million in the same period of 2022.

Adjusted net loss (non-GAAP)[1] narrowed by 49.9% to RMB222.3 million (US$30.7 million) from RMB443.8 million in the same period of 2022.

Diluted net loss per American Depositary Share (“ADS”) was RMB0.46 (US$0.06), compared with RMB0.79 in the same period of 2022.

Cash and cash equivalents, term deposits and short-term investments

As of June 30, 2023, the Company had cash and cash equivalents, term deposits and short-term investments of RMB6,158.6 million (US$849.3 million), compared with RMB6,261.5 million as of December 31, 2022.

Share Repurchase Program

As was previously announced, the Company established a share repurchase program in May 2022, which was extended in May 2023, under which the Company may repurchase up to US$100 million of Class A ordinary shares or ADSs until June 10, 2024 (the “Repurchase Program”). The repurchases made under the Repurchase Program were covered by the general unconditional mandate to purchase the Company’s own shares approved by shareholders at the Company’s annual general meetings held on June 10, 2022 and June 30, 2023, respectively. As of June 30, 2023, approximately 13.0 million Class A ordinary shares (including Class A ordinary shares underlying the ADSs) had been repurchased on both the New York Stock Exchange and The Stock Exchange of Hong Kong Limited under the Repurchase Program for a total price of US$30.8 million.

[1] Adjusted loss from operations and adjusted net loss are non-GAAP financial measures. For more information on the non-GAAP financial measures, please see the section of “Use of Non-GAAP Financial Measures” and the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

[2] MAUs refers to the sum of the number of mobile devices that launch our mobile apps at least once in a given month, or mobile MAUs, and the number of logged-in users who visit our PC or mobile website at least once in a given month, after eliminating duplicates.

[3] Monthly subscribing members refers to the number of our Yan Selection members in a specified month. Average monthly subscribing members for a period is calculated by dividing the sum of monthly subscribing members for each month during the specified period by the number of months in such period.

[4] Starting with the first quarter of 2023, we report revenues generated from advertising and content-commerce solutions collectively as “marketing services revenue” to better present our business and results of operation in line with our overall strategies. Revenues for the applicable comparison periods of 2022 have been retrospectively re-classified.

Conference Call

The Company’s management will host an earnings conference call at 8:00 a.m. U.S. Eastern Time on August 23, 2023 (8:00 p.m. Beijing/Hong Kong time on August 23, 2023).

All participants wishing to join the conference call must pre-register online using the link provided below. Once the pre-registration has been completed, each participant will receive a set of dial-in numbers, a passcode, and a unique registrant ID which can be used to join the conference call. Participants may pre-register at any time, including up to and after the call start time.

Participant Online Registration: https://dpregister.com/sreg/10181708/fa277db324

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at https://ir.zhihu.com.

A replay of the conference call will be accessible approximately one hour after the conclusion of the live call, until August 30, 2023, by dialing the following telephone numbers:

United States (toll free):	+1-877-344-7529
International:	+1-412-317-0088
Replay Access Code:	6924451

About Zhihu Inc.

Zhihu Inc. (NYSE: ZH; HKEX: 2390), a leading online content community in China where people come to find solutions, make decisions, seek inspiration, and have fun. Since the initial launch in 2010, we have grown from a Q&A community into one of the top comprehensive online content communities and the largest Q&A-inspired online content community in China. For more information, please visit https://ir.zhihu.com.

Use of Non-GAAP Financial Measure

In evaluating the business, the Company considers and uses non-GAAP financial measures, such as adjusted loss from operations and adjusted net loss, to supplement the review and assessment of its operating performance. The Company defines non-GAAP financial measures by excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisitions and the tax effects of the non-GAAP adjustments, which are non-cash expenses. The Company believes that the non-GAAP measures facilitate comparisons of operating performance from period to period and company to company by adjusting for potential impacts of items, which the Company’s management considers to be indicative of its operating performance. The Company believes that the non-GAAP financial measures provide useful information to investors and others in understanding and evaluating the Company’s consolidated results of operations in the same manner as it helps the Company’s management.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The presentation of the non-GAAP financial measures may not be comparable to similarly titled measures presented by other companies. The use of the non-GAAP measures has limitations as an analytical tool, and investors should not consider it in isolation from, or as a substitute for analysis of, our results of operations or financial condition as reported under U.S. GAAP. For more information on the non-GAAP financial measures, please see the tables captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain Renminbi amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at a rate of RMB7.2513 to US$1.00, the exchange rate in effect as of June 30, 2023 as set forth in the H.10 statistical release of the Federal Reserve Board.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC and the Hong Kong Stock Exchange. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Zhihu Inc.

Email: ir@zhihu.com

Piacente Financial Communications

Helen Wu

Tel: +86-10-6508-0677

Email: zhihu@tpg-ir.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Phone: +1-212-481-2050

Email: zhihu@tpg-ir.com

ZHIHU INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	For the Three Months Ended				For the Six Months Ended
	June 30, 2022	March 31, 2023	June 30, 2023		June 30, 2022	June 30, 2023
	RMB	RMB	RMB	US$	RMB	RMB	US$
Revenues:
Marketing services	478,051	392,137	412,740	56,919	922,155	804,877	110,998
Paid membership	271,168	454,769	449,098	61,933	492,838	903,867	124,649
Vocational training	46,127	106,998	144,520	19,930	85,671	251,518	34,686
Others	40,670	40,316	37,851	5,220	78,579	78,167	10,780
Total revenues	836,016	994,220	1,044,209	144,002	1,579,243	2,038,429	281,113
Cost of revenues	(436,414)	(482,001)	(482,131)	(66,489)	(844,098)	(964,132)	(132,960)
Gross profit	399,602	512,219	562,078	77,513	735,145	1,074,297	148,153

Selling and marketing expenses	(532,375)	(445,565)	(540,593)	(74,551)	(1,038,960)	(986,158)	(135,997)
Research and development expenses	(223,589)	(182,960)	(236,245)	(32,580)	(390,107)	(419,205)	(57,811)
General and administrative expenses	(104,290)	(100,438)	(112,460)	(15,509)	(414,922)	(212,898)	(29,360)
Total operating expenses	(860,254)	(728,963)	(889,298)	(122,640)	(1,843,989)	(1,618,261)	(223,168)

Loss from operations	(460,652)	(216,744)	(327,220)	(45,127)	(1,108,844)	(543,964)	(75,015)

Other income/(expenses):
Investment income	20,596	6,006	11,793	1,626	41,320	17,799	2,455
Interest income	10,480	39,493	39,987	5,514	19,835	79,480	10,961
Fair value change of financial instruments	(101,197)	(3,582)	(9,016)	(1,243)	(92,744)	(12,598)	(1,737)
Exchange gains/(losses)	49,126	(5,649)	7,076	976	44,971	1,427	197
Others, net	1,001	6,333	644	89	2,931	6,977	962

Loss before income tax	(480,646)	(174,143)	(276,736)	(38,165)	(1,092,531)	(450,879)	(62,177)
Income tax expense	(6,375)	(4,829)	(2,330)	(321)	(8,773)	(7,159)	(987)
Net loss	(487,021)	(178,972)	(279,066)	(38,486)	(1,101,304)	(458,038)	(63,164)
Net income attributable to noncontrolling interests	-	(2,383)	(775)	(107)	-	(3,158)	(436)
Net loss attributable to Zhihu Inc.’s shareholders	(487,021)	(181,355)	(279,841)	(38,593)	(1,101,304)	(461,196)	(63,600)

Net loss per share
Basic	(1.59)	(0.59)	(0.92)	(0.13)	(3.62)	(1.52)	(0.21)
Diluted	(1.59)	(0.59)	(0.92)	(0.13)	(3.62)	(1.52)	(0.21)

Net loss per ADS (Two ADSs represent one Class A ordinary share)
Basic	(0.79)	(0.30)	(0.46)	(0.06)	(1.81)	(0.76)	(0.10)
Diluted	(0.79)	(0.30)	(0.46)	(0.06)	(1.81)	(0.76)	(0.10)

Weighted average number of ordinary shares outstanding
Basic	307,101,052	305,245,036	304,068,362	304,068,362	303,843,801	304,052,681	304,052,681
Diluted	307,101,052	305,245,036	304,068,362	304,068,362	303,843,801	304,052,681	304,052,681

ZHIHU INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	For the Three Months Ended				For the Six Months Ended
	June 30, 2022	March 31, 2023	June 30, 2023		June 30, 2022	June 30, 2023
	RMB	RMB	RMB	US$	RMB	RMB	US$
Share-based compensation expenses included in:
Cost of revenues	3,839	4,400	2,146	296	8,609	6,546	903
Selling and marketing expenses	6,196	8,758	6,384	881	12,668	15,142	2,088
Research and development expenses	14,294	21,205	14,941	2,060	30,064	36,146	4,985
General and administrative expenses	17,108	21,555	28,976	3,996	235,163	50,531	6,968

ZHIHU INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands)

	As of December 31, 2022	As of June 30, 2023
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	4,525,852	4,033,624	556,262
Term deposits	948,390	1,068,551	147,360
Short-term investments	787,259	1,056,376	145,681
Trade receivables	834,251	751,276	103,606
Amounts due from related parties	24,798	9,833	1,356
Prepayments and other current assets	199,249	239,671	33,052
Total current assets	7,319,799	7,159,331	987,317
Non-current assets:
Property and equipment, net	7,290	9,410	1,298
Intangible assets, net	80,237	131,688	18,161
Goodwill	126,344	191,077	26,351
Long-term investments	-	30,000	4,137
Right-of-use assets	100,119	82,138	11,327
Other non-current assets	22,450	29,946	4,130
Total non-current assets	336,440	474,259	65,404
Total assets	7,656,239	7,633,590	1,052,721
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payables and accrued liabilities	916,112	1,136,723	156,761
Salary and welfare payables	283,546	239,535	33,033
Taxes payables	25,975	29,028	4,003
Contract liabilities	355,626	378,279	52,167
Amounts due to related parties	24,861	16,580	2,286
Short term lease liabilities	53,190	61,024	8,416
Other current liabilities	165,531	229,399	31,636
Total current liabilities	1,824,841	2,090,568	288,302
Non-current liabilities
Long term lease liabilities	43,367	19,759	2,725
Deferred tax liabilities	11,630	24,711	3,408
Other non-current liabilities	82,133	153,084	21,111
Total non-current liabilities	137,130	197,554	27,244
Total liabilities	1,961,971	2,288,122	315,546

Total Zhihu Inc.’s shareholders’ equity	5,653,696	5,271,380	726,958
Noncontrolling interests	40,572	74,088	10,217
Total shareholders’ equity	5,694,268	5,345,468	737,175

Total liabilities and shareholders’ equity	7,656,239	7,633,590	1,052,721

ZHIHU INC.

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands)

	For the Three Months Ended				For the Six Months Ended
	June 30, 2022	March 31, 2023	June 30, 2023		June 30, 2022	June 30, 2023
	RMB	RMB	RMB	US$	RMB	RMB	US$
Loss from operations	(460,652)	(216,744)	(327,220)	(45,127)	(1,108,844)	(543,964)	(75,015)
Add:
Share-based compensation expenses	41,437	55,918	52,447	7,233	286,504	108,365	14,944
Amortization of intangible assets resulting from business acquisition	2,400	3,490	5,365	740	4,800	8,855	1,221
Adjusted loss from operations	(416,815)	(157,336)	(269,408)	(37,154)	(817,540)	(426,744)	(58,850)

Net loss	(487,021)	(178,972)	(279,066)	(38,486)	(1,101,304)	(458,038)	(63,164)
Add:
Share-based compensation expenses	41,437	55,918	52,447	7,233	286,504	108,365	14,944
Amortization of intangible assets resulting from business acquisition	2,400	3,490	5,365	740	4,800	8,855	1,221
Tax effects on non-GAAP adjustments	(600)	(600)	(1,069)	(147)	(1,200)	(1,669)	(230)
Adjusted net loss	(443,784)	(120,164)	(222,323)	(30,660)	(811,200)	(342,487)	(47,229)